UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form T-3

APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

____________________

SPECTRUM BRANDS, INC.
(Name of Applicant)

Six Concourse Parkway
Suite 3300
Atlanta, Georgia 30328
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURES TO BE QUALIFIED

Title of Class	Amount
Variable Rate Toggle Interest Pay-In-Kind Senior Subordinated Notes due 2013	$350 million

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:

Randall J. Steward
Executive Vice-President
and Chief Financial Officer
Spectrum Brands, Inc.
Six Concourse Parkway
Suite 3300
Atlanta, Georgia 30328
(770) 829-6200
Copies to be sent to: Margaret A. Brown, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street 31st Floor Boston, MA 02108 (617) 573-4800

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

1.	General Information.

(a) Spectrum Brands, Inc. (“Spectrum” or the “Company”) is a Wisconsin corporation.

(b) Spectrum (formerly Rayovac Corporation) is organized under the laws of the State of Wisconsin.

2.	Securities Act Exemption Applicable.

The Company is offering (the “Exchange Offer”) to exchange $1,000 principal amount of Variable Rate Toggle Interest Pay-In-Kind Senior Subordinated Notes due 2013 (the “New Notes”) to be issued pursuant to a new indenture (the “New Indenture”) for each $1,000 principal amount of the Company’s 8 1/2% Senior Subordinated Notes due 2013 (CUSIP No. 755081AD8) issued by the Company and guaranteed by Tetra Holding (US), Inc., ROV Holding, Inc., ROVCAL, Inc., United Industries Corporation, Schultz Company, Spectrum Neptune US Holdco Corporation, United Pet Group, Inc., DB Online, LLC, Southern California Foam, Inc., Aquaria, Inc., Aquarium Systems, Inc., and Perfecto Manufacturing, Inc. (the “Existing Notes”) The Company will also pay accrued and unpaid interest on such principal amount of Existing Notes up to the date of exchange. In connection with the Exchange Offer, we are also soliciting consents to amendments and a waiver (such amendments and waiver, the “Proposed Amendments”) to the indenture, dated as of September 30, 2003, as supplemented (the “Indenture”), governing the Existing Notes which amendments, subject to consummation of the Exchange Offer, would eliminate substantially all of the restrictive covenants and certain of the default provisions of the Indenture, and which waiver would waive any claims or alleged claims that may be made with respect to any Alleged Default (as defined in the Offering Circular) or existing default under the Indenture. The complete terms of the Exchange Offer are contained in the Offering Circular and Consent Solicitation Statement, dated March [ ], 2007 (the “Offering Circular”), and related documents incorporated by reference herein as Exhibit T3E.

As the New Notes and interest on the Existing Notes are proposed to be offered for exchange by the Company with its existing security holders exclusively and solely for outstanding securities of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Offering Circular and related documents and the engagement of Global Bondholder Services Corporation as Information Agent, U.S. Bank National Association as Exchange Agent for the Company and Banc of America Securities LLC and Goldman, Sachs & Co. as financial advisors to the Company.  No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3.	Affiliates.

The following is a list of affiliates of the Company as of the date of this application. The voting securities of each of these entities are owned 100% by its immediate parent unless indicated otherwise. Where an immediate parent owns less than 100% of the stock is owned by unaffiliated third parties, unless indicated otherwise.

Name of Company	Jurisdiction of Organization
Anabasis Handelsgesellschaft mbH (31)	Germany
Aquaria, Inc. (16)	California
Aquarium Systems, Inc. (18)	Delaware
Brisco Electronics B.V.(32)	Netherlands
DB Online, LLC (16)	Hawaii
Distribuidora Rayovac Guatemala, S.A. (43)	Guatemala
Distribuidora Rayovac Honduras, S.A. (46)	Honduras
Distribuidora Ray-O-Vac/Varta, S.A. De C.V. (47)	Mexico
Eight in One GmbH (23)	Germany
Ipopojuca Empreendimentos E Participacoes S.A. (11)	Brazil
Microlite S. A. (10)	Brazil
Minera Vidaluz, S.A. De C.V. (1)	Mexico
Ningbo Baowang Battery Co., Ltd. (7)	China
Perfecto Manufacturing, Inc (17)	Delaware
Pile D'alsace S.A.S. (27)	France
Rayovac (UK) Limited (27)	UK
Rayovac Argentina S.R.L. (51)	Argetina
Rayovac Brasil Participacoes Ltda. (38)	Brazil
Rayovac Chile Sociedad Comercial Ltda. (50)	Chile
Rayovac Costa Rica, S.A. (44)	Costa Rica
Ray-O-Vac De Mexico, S.A. De C.V. (48)	Mexico
Rayovac Dominican Republic, S.A. (41)	Dominican Rep.
Rayovac El Salvador, S.A. De C.V. (40)	El Salvador
Rayovac Europe B.V. (27)	Netherlands
Rayovac Europe GmbH (22)	Germany
Rayovac Europe Limited (33)	UK
Rayovac Far East Limited (37)	Hong Kong
Rayovac Foreign Sales Corporation (1) (36)	Barbados
Rayovac Guatemala, S.A. (42)	Guatemala
Rayovac Honduras, S.A. (45)	Honduras
Rayovac Overseas Corp. (2)	Cayman
Rayovac PRC(6)	Cayman
Rayovac Venezuela, S.A. (26)	Venezuela
Rayovac-VARTA S.A. (49)	Colombia
Rayovac-VARTA Soluciones Limitada. (52)	Colombia
Remington Consumer Products (34)	UK
Remington Consumer Products (Ireland) Ltd. (34)	Ireland

Name of Company	Jurisdiction of Organization
Remington Licensing Corporation (1)(35)	Delaware
Remington Products Australia Pty. Ltd. (2)	Australia
Remington Products GMBH (31)	Germany
Remington Products New Zealand Ltd. (9)	New Zealand
ROV German General Partner GmbH (27)	Germany
ROV German Limited GmbH(55)	Germany
ROV Holding, Inc (1)	Delaware
ROV International Finance Company(2)	Cayman Islands
ROVCAL, Inc. (1)	California
Schultz Company (12)	Missouri
Southern California Foam, Inc. (16)	California
Spectrum Brands (Hong Kong) Limited (7)	Hong Kong
Spectrum Brands (Shenzhen) Ltd. (7)	China
Spectrum Brands Asia (2)	Cayman
Spectrum Brands Canada, Inc.(2)	Canada
Spectrum Brands Europe GmbH (21)	Germany
Spectrum Brands Europe Holding GmbH (2)	Germany
Spectrum Brands HK1 Limited (3)	Hong Kong
Spectrum Brands HK2 Limited (3)	Hong Kong
Spectrum Brands Holding B.V. (39)	Netherlands
Spectrum Brands IP, Inc. (8)	Ontario
Spectrum Brands Lux S.a.r.l. (19)	Luxemborg
Spectrum Brands Mauritius Limited (5)	Mauritius
Spectrum Brands Schweiz GmbH (20)	Switzerland
Spectrum China Business Trust (4)	China
Spectrum Neptune CA Holdco Corporation (13)	Nova Scotia
Spectrum Neptune Holding Company GP, Ltd. (14)	Nova Scotia
Spectrum Neptune Holding Company, LP (15)	Ontario
Spectrum Neptune US Holdco Corporation (12)	Delaware
Tetra (UK) Limited (34)	UK
Tetra Aquatic Asia Pacific Private Limited (2)	Singapore
Tetra France S.A.S.(29)	France
Tetra GmbH (23)	Germany
Tetra Holding (US), Inc. (1)	Delaware
Tetra Holding GmbH (22)	Germany
Tetra Italia S.r.L. (28)	Italy
Tetra Japan K.K. (2)	Japan
United Industries Corporation (1)	Delaware
United Pet Group, Inc (12)	Delaware
VARTA B.V. (20)	Netherlands
VARTA Baterie Sp.Zo.o (54)	Poland
VARTA Baterie spol. S R.O. (56)	Czech Rep.
VARTA Batterie Ges.M.B.H. (21)	Austria
VARTA Batterie S.r.L. (27)	Italy
VARTA Consumer Batteries A/S (27)	Denmark
VARTA Consumer Batteries Gmbh & Co. KGAA (30)	Germany

Name of Company	Jurisdiction of Organization
VARTA Ltd. (34)	UK
VARTA Pilleri Ticaret Ltd. Sirketi (56)	Turkey
VARTA Remington Rayovac d.o.o (25)	Bosnia Herz
VARTA Remington Rayovac d.o.o (25)	Croatia
VARTA Remington Rayovac Trgovina d.o.o.(25)	Slovenia
VARTA S.A.S.(29)	France
VARTA-Hungaria Kreskedelmi Es Szolgaltato Kft (53)	Hungary
ZAO "Spectrum Brands" Russia (21)	Russia
Zoephos International N.V. (2)	Netherlands Antilles
Zoomedica Frickhinger GmbH (24)	Germany

____________________

(1) Owned by Spectrum.
(2) Owned by ROV Holding, Inc.
(3) Owned by Spectrum Brands Asia.
(4) Owned by Spectrum Brands HK1 and Spectrum Brands HK2.
(5) Owned by Spectrum China Business Trust.
(6) Owned by Spectrum Brands Mauritius Limited.
(7) Owned by Rayovac PRC.
(8) Owned by Spectrum Brands Canada.
(9) Owned by Remington Products Australia Pty Ltd.
(10)  Owned 90.9% by Rayovac Brasil Participcoes Ltda. Remaining 9.1% owned by Tabriza, an unaffiliated company. In addition, each of Hartmut Junghahn, Donna Corredera, Randy Steward Luiz Carlos Sambo and Carlos Lima own 1 preferred share, which constitute all of the shares outstanding.

(11) Owned by Microlite S.A. In addition, each of Randy Steward, Hartmut Junghahn, Donna Corredera and Luiz Carlos Sambo own 1 preferred share, which constitute all of the shares outstanding
(12) Owned by United Industries Corporation.
(13) Owned by Spectrum Neptune U.S. Holdco Corporation.
(14) Owned by Spectrum CA Holdco Corporation.
(15) Owed by Spectrum Neptune Holding GP, Ltd.
(16) Owned by United Pet Group, Inc.
(17) Owned by Aquaria, Inc.
(18) Owned by Perfecto Manufacturing, Inc.
(19) Owned by Spectrum Brands Holding B.V.
(20) Owned by Spectrum Brands Lux Sarl.
(21) Owned by VARTA B.V.
(22) Owned by Spectrum Brands Europe GmbH.
(23) Owned by Tetra Holding GmbH.
(24) Owned by Tetra GmbH.
(25) Owned by VARTA Batterie Ges. m.b.H.
(26) Owned by Rayovac Overseas Corp.
(27) Owned by Rayovac Europe Gmbh.
(28) Owned by VARTA Batterie S.r.L.
(29) Owned by Pile d'Alsace S.A.S.

(30) Owned by ROV German Limited GmbH.
(31) Owned by VARTA Consumer Batteries GmbH & Co. KGaA.
(32) Owned by Rayovac Europe B.V.
(33) Owned by Rayovac (UK) Limited.
(34) Owned by Rayovac Europe Limited.
(35) Owned 50% by Spectrum.
(36) Owned 99.9% by Spectrum and 1% by ROV Holding Inc.
(37) Owned 99.9% by ROV Holding, Inc.
(38) Owned 99.99% by ROV Holding, Inc. and 1% by Spectrum.
(39) Owned 97% by ROV Holding, Inc. and 3% by Spectrum.
(40) Owned 94.7% by Rayovac Overseas Corp. and 5.3% by Rayovac Costa Rica
(41)  Owned 99.99% by Rayovac Overseas Corp. Each of the following owns one share: Distribuidora Rayovac Guatemala, Rayovac Venezuela, Distribuidora Rayovac Honduras, Rayovac Guatemala, Rayovac Honduras and Rayovac El Salvador.

(42) Owned 84.21% by Rayovac Overseas Corp. and 15.79% by Distribuidora Rayovac Guatemala.
(43) Owned 99.06% by Rayovac Overseas Corp. and 0.94% by Rayovac Guatemala.
(44) Owned 96.24% by Rayovac Overseas Corp. and 3.76% by Rayovac Honduras.
(45) Owned 80.31% by Rayovac Overseas Corp., 5.31% by Rayovac El Salvador, 5.31% by Rayovac Costa Rica, 5.31% by Rayovac Guatemala and 3.76% by Distribuidora Rayovac Honduras.
(46) Owned 80.4% by Rayovac Overseas Corp., 3.8% by Rayovac Honduras, 5.4% by Rayovac El Salvador, 5.2% by Rayovac Costa Rica and 5.2% by Rayovac Guatemala.
(47) Owned 99.008% by Rayovac Overseas Corp. and 0.002% by Rayovac Dominican Republic
(48) Owned 99.98% by Rayovac Overseas Corp. and each of James T. Lucke and Rayovac Dominican Republic own less than 0.01%
(49) Owned as follows: ROVAC 67%, Rayovac Venezuela 23%, Rayovac Dominican Republic 9.9%, less than 0.01% by each of Jose Zapata, Kent Hussey, James Lucke, Rayovac de Mexico and Rayovac Guatemala
(50) SPC owns 0.01%
(51) Note 21: SPC owns 5%
(52) Note 22: Less than 0.01% owned by Jose Vicente Zapata, Colombian counsel
(53) Note 23: ROV German Limited GmbH owns 1%
(54) H.P. Kü bler owns .17%
(55) Brisco Electronics owns 0.4%
(56) Rayovac Europe Gmbh owns 99.003% and James T. Lucke owns .007%
(57) ROV German Limited GmbH owns 2%

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following table lists the names and offices held by all directors and executive officers of the Company as of March 9, 2007. The mailing address for each of the individuals listed in the following table is:

c/o Spectrum Brands, Inc.
Six Concourse Parkway
Suite 3300
Atlanta, Georgia 30328
(770) 829-6200

Name		Office
David	Jones	Chairman of the Board of Directors and Chief Executive Officer
Randall	Steward	Executive Vice President and Chief Financial Officer
Hartmut	Junghahn	Executive Vice President, Latin America
Remy	Burel	President, Europe/ROW
Kenneth	Biller	President, Global Operations
John	Heil	President, Global Pet Supplies, Co-Chief Operating Officer
David	Lumley	President, World Wide Batteries, Personal Care & Home & Garden, and Co-Chief Operating Officer
Donna	Corredera	Senior Vice President and Chief Financial Officer, Latin America
Rick	Dempsey	Senior Vice President and Chief Information Officer
Andreas	Rouve	Senior Vice President, Finance, Chief Financial Officer, Europe/ROW
Christof	Queisser	Senior Vice President, Marketing and Sales, Europe/ROW
James	Lucke	Senior Vice President, Secretary and General Counsel

Name	Office

Kent	Hussey	Vice Chairman and Director
Alfredo	Mayne-Nicholls	Vice President, Sales and Marketing, Latin America
Paula	Bauer	Senior Vice President
Paul	Cheeseman	Senior Vice President
Anthony	Genito	Senior Vice President
Patrick	Gore	Senior Vice President
Thomas	Walzer	Senior Vice President
John	Beattie	Vice President
Chad	Colony	Vice President
Anthony	Cords	Vice President
Dale	Einerson	Vice President
Robert	Falconi	Vice President
Andrew	Fiorenza	Vice President
Steven	Fraundorfer	Vice President
Mark	Gershenson	Vice President
Joe	Gil	Vice President
Jim	Huffmyer	Vice President
Ramzi	Kanso	Vice President
James	Kimble	Vice President
Russell	Kohl	Vice President
Randal	Lewis	Vice President
Timothy	Mead	Vice President
James	Patullo	Vice President
Andy	Ponte	Vice President
Randall	Raymond	Vice President
Kristen	Rider	Vice President
Jeffrey	Schmoeger	Vice President
Ricky	Spurlock	Vice President
John	Walker	Vice President
Tom	Ramey	Vice President, Asia Pacific
Kevin	Brenner	President, Americas Aquatics division of Global Pet
Barry	Seenberg	Vice President, Companion Animal
Wolfgang	Mollenhauer	Vice President, General Manager, Pet Europe, Far East
John	Bowlin	Director
Charles	Brizius	Director
William	Carmichael	Director
John	Lupo	Director
Scott	Schoen	Director
Barbara	Thomas	Director
Thomas	Shepherd	Lead Director

5.	Principal Owners of Voting Securities

Presented below is certain information regarding each person owning 10% or more of the voting securities of the Company as of the date of this Application:

Name	Complete Mailing Address	Title of Class Owned	Amount Owned (includes beneficial ownership)	Percentage of Voting Securities Owned
THL Parties c/o Thomas H. Lee Partners, LP	100 Federal Street, 35th Floor Boston, MA 02110	Common Stock	12,760,584 (1)	24.30%
Ameriprise Financial Inc.	General Counsel’s Office 50591 Ameriprise Financial Center Minneapolis, MN 55474	Common Stock	7,535,376 (2)	14.36%
Charles A. Brizius	c/o Thomas H. Lee 100 Federal Street, 35th Floor Boston, MA	Common Stock	12,760,584 (1)(3)	24.30%
Scott A. Schoen	c/o Thomas H. Lee 100 Federal Street, 35th Floor Boston, MA		12,760,584 (1)(4)	24.30%

(1)	Based in part on information set forth in a Schedule 13D that was filed with the SEC on February 17, 2005 (“Schedule 13D”).

The THL Parties may be deemed to beneficially own 12,765,584 shares of Common Stock pursuant to Securities Exchange Act Rule 13d-3 and 13d-5(b). The aggregate number of shares beneficially owned by the THL Parties is comprised of (A) 10,593,305 shares directly held by Thomas H. Lee Equity Fund IV, L.P. (“Equity Fund”), (B) 366,192 shares directly held by Thomas H. Lee Foreign Fund IV, L.P. (“Foreign Fund”), (C) 1,031,186 shares directly held by Thomas H. Lee Foreign Fund IV-B, L.P. (“Foreign Fund B”), (D) 2,785 shares directly held by Thomas H. Lee Investors Limited Partnership (“THL Investors”), (E) 68,881 shares directly held by Thomas H. Lee Charitable Investment L.P. (“Charitable Investment”), (F) 6,006 shares directly held by THL Equity Advisors IV, LLC and (G) 670,266 shares directly held by (i) the following managing directors of Thomas H. Lee Advisors, LLC: David V. Harkins; Scott A. Schoen; Scott M. Sperling; Anthony J. DiNovi; Thomas M. Hagerty; Seth W. Lawry; Kent R. Weldon; Todd M. Abbrecht; Charles A. Brizius; Scott Jaeckel; and Soren Oberg, and (ii) the following other parties that are not affiliates of Thomas H. Lee Partners, L.P., but who acquired his/her shares of Common Stock as part of a coinvestment with the other THL Parties: the 1997 Thomas H. Lee Nominee Trust; the 1995 Harkins Gift Trust; the Smith Family Limited Partnership; the Robert Schiff Lee 1988 Irrevocable Trust; Stephen Zachary Lee; Charles W. Robins as Custodian for Jesse Lee; C. Hunter Boll; Warren C. Smith, Jr.; Terence M. Mullen; Thomas R. Shepherd; Wendy L. Masler; Andrew D. Flaster; Charles W. Robins and James Westra ((i) and (ii) are together referred to herein as the “Related Holders”) (the Equity Fund, Foreign Fund, Foreign Fund B, THL Investors, Charitable Investment and the Related Holders are collectively referred to herein as the “THL Parties”). The aggregate number of beneficially owned shares may also be deemed to include 5,000 shares subject to options held by Mr. Shepherd that were exercisable within 60 days of December 4, 2006.

Except to the extent of a pecuniary interest therein, each of the persons and entities comprising the THL Parties expressly disclaims beneficial ownership of the shares held by each of the other persons and entities comprising the THL Parties, except: (a) THL Equity Advisors IV LLC does not disclaim beneficial ownership of shares held by Equity Fund, Foreign Fund or Foreign Fund B; (b) Management Corp. (as defined below) does not disclaim beneficial ownership of shares held by THL Investors; and (c) Thomas H. Lee, an individual U.S. citizen, does not disclaim beneficial ownership of shares held by the 1997 Thomas H. Lee Nominee Trust.

The THL Parties by virtue of certain relationships, may constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended. As a member of a group, each person and entity of the group may be deemed to beneficially own the shares of Common Stock beneficially owned by the entire group.

Thomas H. Lee Advisors, LLC, is the general partner of Thomas H. Lee Partners, L.P., which is, in turn, the sole member of THL Equity Advisors IV, LLC, which is the general partner of each of Equity Fund, Foreign Fund and Foreign Fund B. THL Equity Advisors IV, LLC, as sole general partner of Equity Fund, Foreign Fund and Foreign Fund B (collectively, the “Advisors Funds”), may be deemed to share voting and dispositive power with respect to 11,990,683 shares beneficially owned by the Advisors Funds. The managing directors of Thomas H. Lee Advisors, LLC also own membership interests in Thomas H. Lee Advisors, LLC. The managing directors of Thomas H. Lee Advisors, LLC share voting and investment control over securities held by the Advisors Funds and may be deemed to share beneficial ownership with respect to the 11,990,683 shares held by the Advisors Funds.

THL Investment Management Corp. (“Management Corp.”) is the sole general partner of THL Investors. Seth W. Lawry, Kent R. Weldon, David V. Harkins, Scott A. Schoen, Scott M. Sperling, Anthony J. DiNovi and Thomas M. Hagerty are officers of Management Corp. The officers of Management Corp. exercise voting and investment control over the shares of Company stock held by THL Investors and may be deemed to beneficially own the shares of Company stock held by THL Investors.

Each of the Related Holders has obtained beneficial ownership of less than 1% of the outstanding shares. Each of the Related Holders has sole voting and sole dispositive power with respect to such shares beneficially owned by it, except for the 1997 Thomas H. Lee Nominee Trust, the 1995 Harkins Gift Trust, the Smith Family Limited Partnership, the Robert Schiff Lee 1988 Irrevocable Trust and Charles W. Robins as Custodian for Jesse Lee.

Thomas H. Lee, an individual, may be deemed to share voting and dispositive power with respect to the shares beneficially held by the 1997 Thomas H. Lee Nominee Trust. Mr. Lee does not disclaim beneficial ownership of such shares.

David V. Harkins may be deemed to share voting and dispositive power over shares held by The 1995 Harkins Gift Trust. Charles W. Robins may be deemed to share voting and dispositive power over shares held by him as Custodian for Jesse Lee and shares held by the Robert Schiff Lee 1988 Irrevocable Trust. Warren C. Smith, Jr. may be deemed to share voting and dispositive power over shares held by the Smith Family Limited Partnership. Except to the extent of his pecuniary interest therein, Mr. Harkins, Mr. Robins, Mr. Smith and Mr. Lee each, respectively, disclaims beneficial ownership of such shares. Thomas H. Lee, an individual, may be deemed to share voting and dispositive power over shares held by Charitable Investment.

This amount also reflects a grant of 13,666 shares of restricted stock to Thomas H. Lee Advisors, LLC reported on a Form 4s filed with the SEC on October 18, 2006. These shares are presently held by THL Equity Advisors IV, LLC. THL Equity Advisors IV, LLC is the direct owner of these additional shares and a member of the THL Parties reporting group. As such, each member of the group may be deemed to beneficially own these shares of Common Stock.

This amount also reflects grants of 3,646 and 8,297 shares of restricted stock granted to Mr. Shepherd as reported on Form 4s filed with the SEC on October 5, 2005 and October 18, 2006, respectively. Mr. Shepherd is the direct owner of these additional shares and a member the THL Parties reporting group. As such, each member of the group may be deemed to beneficially own these additional shares of Common Stock.

(2)	Ameriprise Financial, Inc. has shared dispositive power with respect to 7,535,376 shares. Information is based on a Schedule 13G filed by Ameriprise Financial, Inc. with the SEC on February 14, 2007.

(3)
5,127 shares are held directly by Mr. Brizius. As discussed in note (2) above, Mr. Brizius may be deemed to share beneficial ownership of 12,765,584 shares that may be beneficially owned by the THL Parties, which include the 5,127 shares held by him directly. Except for shares held by him directly or to the extent of a pecuniary interest therein, Mr. Brizius disclaims beneficial ownership of the shares held by each of the other persons and entities comprising the THL Parties.

(4)
30,764 shares are held directly by Mr. Schoen. As discussed in note (2) above, Mr. Schoen may be deemed to share beneficial ownership of 12,765,584 shares that may be beneficially owned by the THL Parties, which include the 30,764 shares held by him directly. Except for shares held by him directly, Mr. Schoen disclaims beneficial ownership of the shares held by each of the other persons and entities comprising the THL Parties.

UNDERWRITERS

6.	Underwriters

(a) The following table lists the names and complete mailing addresses of each person who with three years prior to the date hereof acted as an underwriter of any securities of the Company which are outstanding on the date hereof, and the title of each class of securities underwritten.

Name	Mailing Address	Title of Each Class of Securities Underwritten
Banc of America Securities LLC	214 N. Tryon Street 17th Floor Charlotte, North Carolina 28255	Spectrum 7 3/8% Senior Subordinated Notes due 2015
Citigroup Global Markets, Inc.	399 Park Ave New York, New York 10022	Spectrum 7 3/8% Senior Subordinated Notes due 2015

Merrill Lynch, Pierce, Fenner & Smith Incorporated	4 World Financial Center New York, New York 10080	Spectrum 7 3/8% Senior Subordinated Notes due 2015
ABN AMRO Incorporated	540 West Madison Street Suite 2514 Chicago, Illinois 60661	Spectrum 7 3/8% Senior Subordinated Notes due 2015

(b) No person is acting, or proposed to be acting, as principal underwriter of the New Notes proposed to be offered pursuant to the New Indenture.

CAPITAL SECURITIES

7.	Capitalization

(a) As of March 8, 2007

Title of Class	Amount Authorized	Amount Outstanding (dollars in millions)

Common Stock, par value $0.01 per share	150,000,000	52,534,140
Preferred stock, par value $.01 per share	5,000,000	0
8 1/2% Senior Subordinated Notes due 2013 (1)	$350	$350
New Variable Rate Toggle Interest Pay-In-Kind Senior Subordinated Notes due 2013 (2)	$350	$350
7 3/8% Senior Subordinated Notes due 2015	$700	$700
____________________

(1) To be extinguished pursuant to the restructuring.
(2) To be issued pursuant to the restructuring.

(b) Voting Rights

(1)
Each holder of common stock entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question;

(2)	The Board of Directors has the authority to issue preferred stock with voting rights as it may designate. As of the date of this Application, the Company has not issued any preferred stock;

(3)	Holders of Senior Subordinated Notes generally are not entitled to vote at any meeting of stockholders.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The New Notes will be issued under an indenture (the “Indenture”) to be dated as of the consummation of the Exchange Offer and entered into between the Company, the Company’s subsidiaries, as Guarantors, and Wells Fargo Bank National Association, as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, the form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Spectrum has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a) The New Notes

(i)	Events of Default; Withholding of Notice

Events of Default in respect of the New Notes include:

(1)	default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the New Notes whether or not prohibited by the subordination provisions of the Indenture;

(2)
default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the New Notes, whether or not prohibited by the subordination provisions of the Indenture;

(3)
failure by Spectrum or any of its Restricted Subsidiaries to comply with covenants and obligations related to (i) the sale by Spectrum or any of its Restricted Subsidiaries of its or their Assets and the use of the proceeds from such sale (Section 4.10 of the Indenture), (ii) the right of Holders of the New Notes to require Spectrum to repurchase all or part of the New Notes upon a Change in Control of Spectrum (Section 4.14 of the Indenture), (iii) the sale of all or substantially all of the assets of any Guarantor or the merger or consolidation of any Guarantor with or into another person (Section 4.20(c) of the Indenture) and (iv) the sale of all or substantially all of the assets of any Spectrum or the merger or consolidation of Spectrum with or into another person (Section 5.01 of the Indenture);

(4)
failure by Spectrum or any of its Restricted Subsidiaries for 60 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of New Notes outstanding to comply with any of the other agreements in the Indenture;

(A)
default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Spectrum or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Spectrum or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

(B)	is caused by a failure to make any payment of principal at the final maturity of such Indebtedness (a "Payment Default"); or

(C)	results in the acceleration of such Indebtedness prior to its express maturity,

(D)
and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(5)
failure by Spectrum or any of its Restricted Subsidiaries to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a carrier that has acknowledged coverage in writing and has the ability to perform) aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(6)
except as permitted by the Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

(7)
certain events of bankruptcy or insolvency with respect to Spectrum, any Guarantor or any Significant Subsidiary of Spectrum (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Spectrum, any Guarantor or any Significant Subsidiary of Spectrum (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary), all outstanding New Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable immediately.

Holders of the New Notes may not enforce the Indenture or the New Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the New Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the New Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the New Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the New Notes. The Holders of a majority in principal amount of the then outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of New Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of New Notes. A Holder may not pursue any remedy with respect to the Indenture or the New Notes unless:

(1)	the Holder gives the Trustee written notice of a continuing Event of Default;

(2)	the Holders of at least 25% in aggregate principal amount of outstanding New Notes make a written request to the Trustee to pursue the remedy;

(3)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding New Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium or Liquidated Damages, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the New Notes, which right shall not be impaired or affected without the consent of the Holder.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Spectrum with the intention of avoiding payment of the premium set forth in Section 3.07 of the Indenture that Spectrum would have had to pay if Spectrum then had elected to redeem the New Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the New Notes.

(ii)	Authentication and Delivery of New Notes; Use of Proceeds

As set forth in Section 2.02 of the Indenture, One Officer shall sign the New Notes for the Company by manual or facsimile signature.

A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

The aggregate principal amount of New Notes which may be authenticated and delivered under the Indenture is unlimited.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Notes. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Company.

The Trustee shall, upon a written order of the Company signed by one Officer, authenticate New Notes for original issue up to the aggregate principal amount authorized pursuant to this Indenture.

There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Existing Notes.

Because the New Notes are being issued in exchange for the Existing Notes, there will be no proceeds from the issuance of the New Notes.

(iii)	Release and Substitution of Property Subject to the Lien of the Indenture

The New Notes are not secured by any lien on property.

(iv)	Satisfaction and Discharge of the Indenture

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)	Either:

(A)
all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Spectrum) have been delivered to the Trustee for cancellation; or

(B)
all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and Spectrum or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)
no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Spectrum or any Guarantor is a party or by which Spectrum or any Guarantor is bound;

(3)	Spectrum or any Guarantor has paid or caused to be paid all sums payable; and

(4)	Spectrum has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, Spectrum must deliver an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Spectrum may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees ("Legal Defeasance") except for:

(1)
the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust fund referred to below;

(2)
Spectrum's obligations with respect to the Notes as specified in Article II of the Indenture, including concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust and for the surrender of Notes for registration of transfer or for exchange;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and Spectrum's and the Guarantor's obligations in connection therewith; and

(4)	the Legal Defeasance, Covenant Defeasance and Satisfaction and Discharge provisions of the Indenture.

In addition, Spectrum may, at its option and at any time, elect to have the obligations of Spectrum and the Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the New Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute Events of Default with respect to the New Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)
Spectrum must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the New Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding New Notes on the stated maturity or on the applicable redemption date, as the case may be, and Spectrum must specify whether the New Notes are being defeased to maturity or to a particular redemption date;

(2)
in the case of Legal Defeasance, Spectrum shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)
in the case of Covenant Defeasance, Spectrum shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)
no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit; or (b) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit;

(5)
such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which Spectrum or any of its Subsidiaries is a party or by which Spectrum or any of its Subsidiaries is bound;

(6)
Spectrum must have delivered to the Trustee an Opinion of Counsel to the effect that, (1) assuming no intervening bankruptcy of Spectrum or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder is an "insider" of Spectrum under applicable bankruptcy law, after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, including Section 547 of the United States Bankruptcy Code and (2) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(7)
Spectrum must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by Spectrum with the intent of preferring the Holders of New Notes over the other creditors of Spectrum with the intent of defeating, hindering, delaying or defrauding creditors of Spectrum or others;

(8)	if the New Notes are to be redeemed prior to their stated maturity, Spectrum must deliver to the Trustee irrevocable instructions to redeem all of the New Notes on the specified redemption date; and

(9)
Spectrum must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

(v)	Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.

Spectrum is required to deliver to the Trustee annually within 90 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, Spectrum is required to deliver to the Trustee a statement specifying such Default or Event of Default.

The Company shall also comply with Section 314(a)(4) of the Trust Indenture Act without regard to any period of grace or requirement of notice and, if [so], specifying each such default of which such signer has knowledge and the nature thereof.

9.	Other Obligors.

The New Notes are issued by Spectrum and guaranteed by certain of its subsidiaries as set forth below. The mailing address for each of the individuals listed in the following table is:

c/o Spectrum Brands, Inc.
Six Concourse Parkway
Suite 3300
Atlanta, Georgia 30328
(770) 829-6200

Subsidiary Guarantors
Tetra Holding (US), Inc.
ROV Holding, Inc.
ROVCAL, Inc.
United Industries Corporation
Schultz Company
Spectrum Neptune US Holdco Corporation
United Pet Group, Inc.
DB Online, LLC
Southern California Foam, Inc.
Aquaria, Inc.
Aquarium Systems, Inc.
Perfecto Manufacturing, Inc.

Content of Application For Qualification

This application for qualification comprises:

(a) Pages number 1 to 21, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, N.A., as Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee:

List of Exhibits

Exhibit Number	Exhibit Description
Exhibit 99.T3A
Amended and Restated Articles of Incorporation of Spectrum Brands, Inc. (filed as Exhibit 3.1 of Spectrum Brands' Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2005 filed with the Commission on May 13, 2005 and incorporated by reference herein)

Exhibit 99.T3B
Amended and Restated By-laws of Spectrum Brands, Inc. (filed as Exhibit 3.2 of Spectrum Brands' Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2005 filed with the Commission on May 13, 2005 and incorporated by reference herein)

Exhibit 99.T3C	Indenture between Spectrum Brands, Inc., the Guarantors and Wells Fargo Bank, N.A., as Trustee (filed herewith).
Exhibit 99.T3D	Not Applicable
Exhibit 99.T3E	Offering Circular and Consent Solicitation Statement, dated March [ ], 2007 (to be filed supplementally)
Exhibit 99.T3F
A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibit T3C herewith).

Exhibit 99.T3G	Form T-1 qualifying Wells Fargo Bank, N.A. as Trustee under the Indenture to be qualified (filed herewith).

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Spectrum Brands, Inc., a corporation organized and existing under the laws of the State of Wisconsin, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Atlanta, and State of Georgia, on the 9th day of March, 2007.

(Seal)	SPECTRUM BRANDS, INC.

	By:	/s/ Randall J. Steward
Randall J. Steward
Executive Vice-President and Chief Financial Officer

Attest:	By:	/s/ James T. Lucke
James T. Lucke
Senior Vice-President, Secretary and General Counsel